UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Proxy Materials for 2020 Annual General Shareholder Meeting

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are the Notice and Proxy Statement for the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Stratasys Ltd. (“Stratasys” or the “Company”), which contain information concerning each of the proposals to be presented at the Meeting (including background information related to the proposals), additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Stratasys’ board of directors, corporate governance and significant shareholders.

Attached as Exhibit 99.2 to this Form 6-K is the form of proxy card being distributed by Stratasys to its shareholders of record as of the record date for the Meeting (October 21, 2020), whereby those shareholders may cast their votes on the proposals to be presented at the Meeting.

On or around October 26, 2020, the Company will begin to distribute to its shareholders as of the record date, the Company’s (i) proxy statement and (ii) proxy card and/or voting instruction form for the Meeting.

The contents of Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No’s. 333-190963 and 333-236880).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: October 21, 2020	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement, each dated October 21, 2020, for Stratasys’ 2020 Annual General Meeting of Shareholders,
99.2	Proxy Card for Stratasys’ 2020 Annual General Meeting of Shareholders

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